

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 30, 2008

Mr. James A. Merrill
Chief Financial Officer
GMX Resources, Inc.
9400 North Broadway, Suite 600
Oklahoma City, Oklahoma 73114

> **Re:** **GMX Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 25, 2008**
> **File No. 001-32977**

Dear Mr. Merrill:

　　We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 3

General, page 3

1.   We note your disclosure stating that you are a "pure play" independent oil and natural gas exploration and production company. In future filings, please expand your disclosure to explain how you define "pure play".

Management's Discussion and Analysis

Convertible Notes, page 42

2.   Please tell us how you have considered the guidance in EITF 00-19 in evaluating whether the conversion feature of the convertible senior subordinated notes is an embedded derivative that requires bifurcation from the debt host and accounted for at fair value under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Refer also to paragraph 68 of EITF 00-19. In addition, provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 regarding whether you meet the scope exception of SFAS 133. As part of your response, please tell us whether the host instrument meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19. See also EITF 90-19.

Share Lending Agreement, page 44

3.   With regard the share lending agreement, please provide the following:

    • Describe the borrower's obligations under the agreement;

    • Describe all the methods under which any loans under the agreement can be repaid or settled, including under any events of default or other non-compliance by the borrower;

    • Explain whether the requirement to post collateral with a market value of at least 100% of the shares borrowed is based on the value of the shares at the date of the initial loan or at some subsequent period; and,

    Explain how you have evaluated whether this share lending agreement represents a derivative instrument that would require recognition under SFAS 133.

Mr. James A. Merrill
GMX Resources, Inc.
December 30, 2008
Page 3

4.   We note your disclosure on page 45 explaining your reasons for not considering the loaned shares outstanding for earnings per share computing and reporting purpose. Clarify for us whether there are any circumstances under which the share borrower or any other party could gain the right to vote the shares or receive any dividends during the period that the shares are on loan. As part of your response, explain whether there are circumstances under which any party other than the borrower could own or posses the shares during the period that the shares are on loan. In this regard, we note the disclosure indicating that the borrower has agreed not to vote any shares of common stock it has borrowed "to the extent that it owns such borrowed shares". This disclosure suggests that a party other than the borrower could own the borrowed shares.

Controls and Procedures, page 52

5.   We note your statement at page F-3 that "[o]ur management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Financial Statements

Note A– Nature of Operations and Summary of Significant Accounting Policies, page F-8

Oil and Natural Gas Properties, page F-9

6.   Both sentences in the last paragraph under this heading appear to describe the same ceiling test, however the disclosure in the second sentence appears incomplete. In future filings, please revise your disclosure to either delete the second sentence, or complete the sentence by including all the components set forth in Regulation S-X Rule 4-10 (c)(4)(i).

Note D – Long Term Debt, page F-17

7.   In future filings, disclose the specific terms of all material covenants in your debt
agreements. For all material covenants, disclose the required ratios as well as the
actual ratios as of each reporting date. This will allow readers to understand how
much cushion there is between the required ratios and the actual ratios. Please
show the specific computations used to arrive at the actual ratios with
corresponding reconciliations to US GAAP amounts, if necessary. See Sections
I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our
FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Please also disclose if there are any stated events of default which would permit
the lenders to accelerate the debt if not cured within applicable grace periods.

Note F – Income Taxes, page F-20

8.   It appears that FIN 48 was effective for your fiscal year beginning January 1,
2007. In future filings, please expand your disclosure to state your FIN 48
adoption impact and provide the disclosure requirements per paragraphs 20 and
21 if material.

Exhibits 31.1 and 31.2

9.   In future filings, please provide the certifications in the exact form required by
Item 601 of Regulation S-K. We note the inclusion of the word "annual" in
paragraphs 2, 3, and 4(a), the omission of the word "the" in paragraph five, and
the omission of the letter "s" on the word function in paragraph five.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Financial Statements

Condensed Notes to Interim Financial Statements

Note A – Summary of Significant Accounting Policies, page 5

Earnings per Share

10.   Explain to us how you determined the impact of the convertible bonds on both the
numerator and denominator in your calculation of diluted earnings per share. See
SFAS 128, par. 26 and EITF 90-19.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 23

11.   We note the discussion indicating that you expect to have sufficient cash flow and additional availability under your bank credit facility, if necessary, to fund your 2009 projected capital expenditures. In future filings, expand this disclosure to describe your plans in the event that your cash flow or additional availability under your bank facility is not sufficient to fund your capital expenditures. Additionally, describe the impact that any such development would have on your financial position, results of operations or liquidity.

Controls and Procedures, page 29

12.   We note your disclosure that your principal executive officer and principal financial officer have concluded that your current disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. In future filings, please also state, if true, that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). In addition, if you retain the citation to the Exchange Act definition of "disclosure controls and procedures," please ensure that you provide the proper reference.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2007

Company Strengths, page 4

13.   It is not clear when you state your finding and development costs are low since you have not conducted any exploration activities in at least the past three years. We understand the Cotton Valley is considered to be an unconventional gas resource which means, among other things, it is a continuous accumulation that is pervasive throughout large areas. This appears to be the reason your drilling success rate is 100%. Given this, it does not seem to be accurate to characterize any costs within this accumulation as "finding" costs. Please provide us with your proposed revision of your disclosure for future filings whereby you fully and

precisely clarify how you arrived at this non-GAAP metric and provide a metric name that more accurately describes the nature of these costs.

Reserves, page 9

14. You state that approximately 64% of your proved reserves are undeveloped and, by their nature, estimates of undeveloped reserves are less certain and dependent upon your ability to fund the associated development costs. In the SEC definition of proved reserves found in Rule 4-10(a) of Regulation S-X there is no distinction in certainty between developed and undeveloped reserves. For all proved reserves you must be reasonably certain that you will produce the reserves you claim are proved. If you believe that all or a portion of your undeveloped reserves are less likely to be recovered and the ultimate recovery will not stay the same or increase over time, then please remove those quantities from your proved reserves data base. Because undeveloped reserves are not defined with a different degree of certainty please remove the reference to proved undeveloped reserves being less certain. In addition, there is no reference in the SEC definition of proved undeveloped reserves that that you may classify reserves as proved undeveloped if you are not reasonably certain of being able to fund the associated costs. If you are not reasonably certain of being able to fund all or a portion of your development costs, please remove those portions of associated proved undeveloped reserves from your filing and state that you are reasonably certain you will be able to fund the necessary costs for the remaining proved undeveloped reserves.

Drilling Results, page 11

15. For all your proved undeveloped wells that you drilled in 2007 please provide us with their pre-drill estimates of reserves and first year average production rate and their post-drill reserve estimates and actual first year average production rates. Please note the spacing of each well.

For all your proved undeveloped wells that you drilled in 2008 please provide us with their pre-drill estimates of reserves and first year average production rate and their post-drill reserve estimates and actual first year average production rates. Please note the spacing of each well.

We note in your 2006 reserve report you forecasted under the Total Proved case that in 2007 you would produce 174.7 thousand barrels of oil and 14,590 million cubic feet of natural gas or 15,638 million cubic feet equivalent. However, your actual production was 127 thousand barrels of oil and 7,974 million cubic feet of gas, or 8,736 million cubic feet equivalent which is 44% less than forecast in just the first year. We note in your 8-K of December 8, 2008 you estimate that 4th

Quarter production will be approximately 12.5 BCFe, or 20% below your estimate for the average production rate for all of 2007. Please reconcile for us the 27% shortfall in oil production and the 46.6% shortfall in gas production from the estimated to actual in just the first year of the forecast.

We further note that in the 2006 reserves report under the Total Proved case that you forecast in 2008 you would produce a total of 246.5 thousand barrels of oil and 21,288 million cubic feet of natural gas, for a total of 22.8 BCFe or a daily rate of 62.5 million cubic feet per day. Please reconcile this estimated production for 2008 with an actual production through September 2008 of 9.6 Bcfe, which is an average daily rate in 2008 of 35.6 million cubic feet of gas equivalent per day.

Definitive Proxy Statement on Schedule 14A

16.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

General

17.   Please provide the information required by Item 201(d) of Regulation S-K.

Director Compensation, page 5

18.   Please disclose by footnote to the option awards column of your director compensation table the grant date fair value, computed in accordance with FAS 123R, of each option award granted during your last completed fiscal year. See Instruction to Item 402(k)(2)(iii) and (iv).

Compensation Discussion and Analysis, page 19

Chief Executive Officer and Former Chief Financial Officer, page 19

19.   Please describe how the compensation committee determined the amount to pay for each element of compensation. See Item 402(b)(1)(v) of Regulation S-K. For example, please describe how the compensation committee determined the salary of Ken Kenworthy, Jr., the number of stock options granted to each of your named executive officers in 2007, and the bonus paid to Gary Jackson for 2007. In addition, please disclose the factors considered in the decision to increase Mr. Kenworthy's salary. See Item 402(b)(2)(ix) of Regulation S-K.

Summary Compensation Table, page 22

20.   Disclose all assumptions made in the valuation of awards disclosed in the option
        awards column of the table by reference to a discussion of those assumptions in
        your financial statements, footnotes to the financial statements, or discussion in
        management's discussion and analysis. See Item 402(c)(2)(v) and (vi).   In
        addition, please disclose such assumptions in connection with the option awards
        disclosed in the option awards column of your director compensation table at
        page 5. See Instruction to Item 402(k) of Regulation S-K.

Grants of Plan Based Awards, page 23

21.   Please provide the disclosure required by Item 402(d) of Regulation S-K in the
        tabular format required by such item. For example, it appears that your column
        "Stock Awards: Number of Shares" should instead make reference to the number
        of securities underlying options and your column "Grant Date Fair Value of Stock
        Awards" should instead make reference to option awards. In addition, please
        disclose the exercise or base price of option awards granted in 2007. See Item
        402(d)(2)(vii) of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filing to be certain that the filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the
     filing;

·   staff comments or changes to disclosures in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. You may contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584 with questions about legal comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director